UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Radius Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750469207

(CUSIP Number)

Adam Morgan Velan Capital Investment Management LP 1055b Powers Place Alpharetta, Georgia 30009 (646) 844-0030	Deepak Sarpangal Repertoire Partners LP 31 Hudson Yards, 11th Floor, Suite 43 New York, New York 10001 (415) 677-7050

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Adam Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 750469207

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on June 23, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ginger Acquisition Inc. (“Ginger”) and Ginger Merger Sub, Inc., a wholly owned subsidiary of Ginger (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Ginger. On August 15, 2022, following the consummation of a tender offer made pursuant to the terms and conditions of the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Ginger. At the effective time of the Merger (the “Effective Time”), each Share of the Issuer owned by the Reporting Persons immediately prior to the Effective Time was canceled and automatically converted into the right to receive $10 in cash, without interest and less applicable tax withholdings, plus the right to receive a contingent payment of $1 in cash, without interest, upon, among other things, the achievement of certain conditions specified in an ancillary contingent value rights agreement (the “Contingent Value Rights Agreement”) entered into between Ginger and Computershare Trust Company, N.A. Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a), (b) Effective August 15, 2022, as a result of the Merger, each Share owned by the Reporting Persons was converted into the right to receive $10 in cash, without interest and less applicable tax withholdings, plus the right to receive a contingent $1 payment in cash, without interest, pursuant to the terms of the Merger Agreement and Contingent Value Rights Agreement. Accordingly, the Reporting Persons no longer beneficially own any Shares of the Issuer.

(c) The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule A annexed hereto and incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

(e) As of the Effective Time, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

13

CUSIP No. 750469207

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

Velan Capital Partners LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Velan Capital Management LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Management LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

/s/ Adam Morgan
Adam Morgan

/s/ Balaji Venkataraman
Balaji Venkataraman

14

CUSIP No. 750469207

Repertoire Master Fund LP

By:	Repertoire Holdings LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Holdings LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners LP

By:	Repertoire Partners GP LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners GP LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

/s/ Deepak Sarpangal
Deepak Sarpangal

15

CUSIP No. 750469207

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Securities Acquired/(Disposed)	Price Per Security($)	Date of Acquisition/Disposition

VELAN CAPITAL PARTNERS LP

Sale of Common Stock	(1,150)	10.2539	07/12/2022
Sale of Common Stock	(46,350)	10.1670	07/13/2022
Sale of Common Stock	(2,600)	10.2039	07/14/2022
Sale of Common Stock	(7,500)	10.1393	07/15/2022
Acquisition of Common Stock[1]	50,000	7.50000	07/15/2022
Sale of Common Stock	(15,550)	10.1254	07/18/2022
Sale of Common Stock	(10,500)	10.1362	07/19/2022
Sale of Common Stock	(7,350)	10.1470	07/20/2022
Sale of Common Stock	(37,042)	10.0882	07/21/2022
Sale of Common Stock	(29,458)	10.0902	07/22/2022
Sale of Common Stock	(16,381)	10.0989	07/25/2022
Sale of Common Stock	(6,990)	10.0916	07/26/2022
Sale of Common Stock	(29,650)	10.0976	07/27/2022
Sale of Common Stock	(8,783)	10.0908	07/29/2022
Sale of Common Stock	(3,710)	10.0858	08/01/2022
Sale of Common Stock	(9,486)	10.0900	08/02/2022
Disposition of Common Stock[2]	(1,589,000)	10.0000	08/15/2022

REPERTOIRE MASTER FUND LP

Sale of Common Stock	(1,150)	10.2539	07/12/2022
Sale of Common Stock	(46,350)	10.1670	07/13/2022
Sale of Common Stock	(2,600)	10.2039	07/14/2022
Sale of Common Stock	(7,500)	10.1393	07/15/2022
Acquisition of Common Stock[1]	50,000	7.50000	07/15/2022
Sale of Common Stock	(15,550)	10.1254	07/18/2022
Sale of Common Stock	(10,500)	10.1362	07/19/2022
Sale of Common Stock	(7,350)	10.1470	07/20/2022
Sale of Common Stock	(37,042)	10.0882	07/21/2022
Sale of Common Stock	(29,458)	10.0902	07/22/2022
Sale of Common Stock	(16,381)	10.0989	07/25/2022
Sale of Common Stock	(6,990)	10.0916	07/26/2022
Sale of Common Stock	(29,650)	10.0976	07/27/2022
Sale of Common Stock	(8,783)	10.0908	07/29/2022
Sale of Common Stock	(3,710)	10.0858	08/01/2022
Sale of Common Stock	(9,486)	10.0900	08/02/2022
Disposition of Common Stock[2]	(1,589,000)	10.0000	08/15/2022

1 Represents an assignment of Shares pursuant to the exercise of certain call options.

2 Disposition in connection with the closing of the Merger.